DELTASOFT CORP.

91 Portland Road, London,

W11 4LN, United Kingdom

+44 20 3575 1093

deltasoftcorp@protonmail.com

September 26, 2024.

Mr. Joseph Kempf

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Deltasoft Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 22, 2024

File No. 333-280519

Dear Joseph Kempf,

DELTASOFT CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated September 5, 2024 (the "Comment Letter"), with reference to the Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on August 22, 2024.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 13

1. Clarify your disclosure and explain to us how the estimated amounts of the net proceeds of the offering and other dilution metrics were determined in your dilution disclosures. Give us your calculations and tell us why your dilution disclosures include distribution per share amounts.

RESPONSE: We have clarified and explained our disclosure as follows:

Net Proceeds of the Offering & Dilution Metrics

The estimated amounts of net proceeds ($30,000, $60,000, $90,000, $120,000) are determined based on the number of shares issued and the offering price per share of $0.02. The following calculations can clarify how these numbers were derived:

•	Offering Price: Fixed at $0.02 per share.
•	Amount of New Funding: Multiplied by the number of shares sold, corresponding to 25%, 50%, 75%, or 100% of the offering.
o	For example, $30,000 represents 1.5 million shares at $0.02 each.

The dilution metrics were calculated by subtracting the book value per share before the offering ($0.0038) from the offering price, giving the dilution value per share after different levels of offering completion.

1

The reason for including "distribution per share" is to demonstrate how the company’s net tangible book value changes after the completion of the offering at different stages. This shows possible investors the impact on the value of the shares they hold after the distribution of new shares and the receipt of funds.

Example Calculation:

•	Book value before distribution: $0.0038
•	Increase in book value per share after 100% completion: $0.0088
•	New book value per share: $0.0038 + $0.0088 = $0.0126
•	Dilution to new shareholders: $0.02 (offering price) - $0.0126 = $0.0074

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations for the three months ended June 30, 2024, page 23

2. We note your revenue strategy centers on marking up fees paid to freelancers. Tell us and disclose to what degree your reported cost of revenues reflect amounts due to such freelancers and explain whether your current profit margin reflects your expectations for your future operations.

RESPONSE: We have added following disclosure:

The reported cost of revenues for the current period of June 30,2024 not fully reflect the degree to which freelancer costs will contribute to our cost structure. At this stage, our business is still in its development phase, and as such, the costs associated with freelancers may appear proportionally low or high in relation to our revenues. This early phase may be resulting in more fluctuating cost of revenue. Our current profit margin does not reflect of our expectations for our future operations. The profit margin could differ in the future compared to its current state.

Financial Statements

Statements of Operations (Unaudited), page F-12

3. Tell us how you accounted for and recorded accounts receivable and/or contract assets due in connection with the revenues earned during the three months ended June 30, 2024. In this regard, please provide the disclosures required by ASC 606-10-50.

RESPONSE: We have added disclosures as follows:

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery or service being rendered.

2

Accounts Receivable and Contract Assets Recording:

1.	Revenue Recognition: For the three months ended June 30, 2024, DeltaSoft Corp. recorded revenue of $20,654. This revenue was earned from three distinct contracts that were executed during this period. Upon completion of each performance obligation under the contracts, DeltaSoft recognized the corresponding revenue.
2.	Accounts Receivable:
	o	Accounts receivable are recorded when an invoice is issued to the client upon satisfying the performance obligation. This represents an unconditional right to consideration that is expected to be collected.
3.	Contract Assets:
	o	Contract assets are recorded when the performance obligation is satisfied but the related invoice has not yet been issued. These amounts represent the company’s right to consideration in exchange for services rendered but not yet billed.
	o	The company ensures that contract assets are measured based on the progress towards satisfying the performance obligations in cases where invoicing lags behind the service delivery.
4.	Contract Liabilities:
	o	Contract liabilities, such as advances received from customers, are recorded when the customer prepays for services that have not yet been delivered. Once the services are provided, the amounts shift from contract liabilities to recognized revenue.

Disclosures in Compliance with ASC 606-10-50:

•

Nature of the Goods or Services: DeltaSoft provides IT consulting and project management software services. These contracts are typically satisfied at a point in time when the software or service is delivered and accepted by the client.

•	Timing of Satisfaction of Performance Obligations: Revenue is generally recognized when control of the promised goods or services is transferred to the customer, which is typically upon delivery of the software or completion of the service.
•	Significant Judgments: The company applies judgment in estimating the transaction price and measuring progress towards satisfaction of performance obligations in the case of contract assets.
•	Consideration and Collectability: DeltaSoft only recognizes revenue when it is probable that the company will collect the consideration to which it is entitled.

Please direct any further comments or questions you may have to the company at deltasoftcorp@protonmail.com

Thank you.

Sincerely,

/S/ Andrey Novokhatski

Andrey Novokhatski, Director

3